March 27, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read the Auditor Update section of this Registration Statement on Form S-1 dated March 27, 2020, of Symetra Life Insurance Company and are in agreement with the statements contained in the 2nd and 3rd paragraphs of the Auditor Update section therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP